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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO.         )*
                                          ---------

                             Tri-County Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock Par Value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  895452100000
                  --------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 895452100000                    13G                  Page 2 of 6 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Burton Partnership, Limited Partnership

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) / X /
                                                             (b) /   /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware limited partnership

--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                  32,000 shares

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                     -0- shares
          OWNED BY
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                  32,000 shares

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                     -0- shares

-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      32,000 shares

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.3%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      PN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 895452100000                    13G                  Page 3 of 6 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Donald W. Burton

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) / X /
                                                             (b) /   /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States citizen

--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                  32,000 shares

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                     -0- shares
          OWNED BY
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                  32,000 shares

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                     -0- shares

-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      32,000

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.3%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP # 895452100000            SCHEDULE 13G            PAGE 4 of  6 PAGES

Item 1(a)       Name of Issuer:

                Tri-County Bancorp, Inc. (the "Company").

Item 1(b)       Address of Issuer:

                P.O. Box 1057, 2201 Main Street, Torrington, WY 82240

Item 2(a)       Name of Person Filing:

        This statement is being filed by the Burton Partnership, Limited Partnership and the general partner of The Burton Partnership, Limited Partnership, Donald W. Burton. The Burton Partnership, Limited Partnership and Mr. Burton are sometimes referred to collectively herein as the "Reporting Persons."

Item 2(b)       Address of Principal Business Office:

        The principal business office of the Reporting Persons is P.O. Box 4643, Jackson, Wyoming 83001.

Item 2(c)       Citizenship:

        The Burton Partnership, Limited Partnership is a limited partnership organized under the laws of the State of Delaware. Mr. Burton is a United States citizen.

Item 2(d)       Title and Class of Securities:

                Common Stock, $.01 par value per share ("Common Stock")

Item 2(e)       CUSIP Number:

                895452100000

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                Not applicable

Item 4          Ownership

(a) Amount Beneficially Owned: As of December 31, 1996, each of the Reporting Persons may be deemed to have owned beneficially 32,000 shares of Common Stock.

CUSIP # 895452100000            SCHEDULE 13G            PAGE 5 of  6 PAGES

        As of December 31, 1996, The Burton Partnership, Limited Partnership was the record owner of 32,000 shares. As the sole general partner of The Burton Partnership, Limited Partnership, Mr. Donald W. Burton may be deemed to have owned beneficially all of the shares of Common Stock that The Burton Partnership may be deemed to have owned beneficially.

(b) Percent of Class: 5.3% for all Reporting Persons after giving effect to the 32,039, or 5%, of its outstanding common shares the Company repurchased in June 1996. The foregoing percentage is calculated based on the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

(c)     Number of shares as to which such person has:

        (i) Sole power to vote or direct the vote: 32,000 shares for all Reporting Persons.

        (ii) Shared power to vote or to direct the vote: 0 shares for all Reporting Persons.

        (iii)   Sole power to dispose or to direct the dispositions of:
                32,000 shares for all Reporting Persons.

        (iv) Shared power to dispose or to direct the disposition of: 0 shares for all Reporting Persons.

Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock of Tri-County Bancorp, Inc., except in the case of The Burton Partnership, Limited Partnership, for the 32,000 shares it owns of record.

Item 5          Ownership of Five Percent or Less of a Class:

                Not applicable.

Item 6          Ownership of More than Five Percent on Behalf of Another Person:

                Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                Company:

                Not applicable.

Item 8          Identification and Classification of Members of the Group:

                Not applicable.

CUSIP # 895452100000            SCHEDULE 13G            PAGE 6 of  6 PAGES

Item 9          Notice of Dissolution of Group:

                Not applicable.

Item 10         Certification

                By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE
        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 1997             The Burton Partnership, Limited Partnership




                                     By: /s/ DONALD W. BURTON
                                        ----------------------------------------
                                        Donald W. Burton, General Partner